December 1, 2025

Michael Rowe
Chief Executive Officer
Hyperion DeFi, Inc.
23461 S. Pointe Drive, Suite 390
Laguna Hills, CA 92653

       Re: Hyperion DeFi, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed September 29, 2025
           File No. 333-288776
Dear Michael Rowe:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-3
Prospectus Summary
HYPE Treasury, page 5

1.     Please revise to describe the lifecycle of a HYPE token transaction.
2. Please disclose the material terms of your custody arrangements with Anchorage including whether your HYPE tokens will be held in hot or cold storage. Clarify whether your custodian has insurance covering the crypto assets it holds, describe the type and amount of insurance coverage, and state whether this coverage is specific to you or is shared among Anchorage's customers.
 December 1, 2025
Page 2
3.     Regarding your staking program, please address the following:
           Disclose the percentage of validator commissions you pay to each of Kinetiq and
          Pier Two pursuant to the Joint Validator Operators Agreement as discussed in your 10-Q for the period ended September 30, 2025.
           Disclose the policies and procedures you have for your staking plans, including, for example, what percentage of your HYPE tokens you intend to stake.
           Discuss any liquidity risks (if material) with your staking plans, including the liquidity risks related to the HYPE token unbonding period.
4. We note disclosure in your Form 10-Q for the period ended September 30, 2025 that you provided Felix with the HYPE required to launch a perpetual futures market and will earn a share of the fees earned from trading activity. Please disclose whether this perpetual futures market will exist in the United States or will be subject to CFTC regulation.
Risk Factors, page 9

5. Please include a separate risk factor addressing the 238 million HYPE tokens being unlocked over the next two years and the resulting negative impact this could have on the price of HYPE tokens.

       Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Keunjung Cho